April 30, 2026

Charles Lauber
Chief Financial Officer
A.O. Smith Corporation
11270 West Park Place
Milwaukee, Wisconsin 53224

       Re: A.O. Smith Corporation
           Form 10-K for the year ended December 31, 2025
           File No. 001-00475
Dear Charles Lauber:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing